Exhibit 99.2

Crown LNG Holdings Limited Discloses Receipt of NASDAQ Letter

London, United Kingdom, June 3, 2025 - On May 30, 2025, Crown LNG Holdings Limited (the “Company”) (NASDAQ: CGBS), received a letter (the “Letter”) from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that the staff had determined to delist the Company’s securities from the Nasdaq Capital Market because (i) the closing bid price of its listed securities has not been at least $1.00 per share as required by Listing Rule 5550(a)(2), (ii) the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as required by Listing Rule 5810(c)(3)(A)(iii), and (iii) the Company failed to timely file its Form 20-F for the period ended December 31, 2024 under Listing Rule 5250(c)(1).

As stated in the Letter, the Company is permitted to appeal the staff’s decision by filing an appeal by June 6, 2025 (the “Appeal Deadline”). The Company plans to appeal of the determinations contained in the Letter before the Appeal Deadline. An appeal will stay the suspension of the Company’s securities until the hearing occurs. The Company plans to appeal the delisting determinations under the procedures set forth in the Nasdaq Listing Rule 5800 Series, no later than the Appeal Deadline. The Company may also pursue a reverse share split to regain compliance.

The Company may not be successful in obtaining a favorable decision from the Nasdaq Hearings Panel in its appeal. Furthermore, no assurances can be provided that the Company will be able to regain or maintain compliance with the Nasdaq listing rules and continue the listing of its securities on Nasdaq.

Forward Looking Statements

This update includes forward-looking statements that involve risks and uncertainties, including the Company’s ability to regain compliance with NASDAQ Listing Rule 5250(c)(1). Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. Crown expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in Crown’s expectations or any change in events, conditions or circumstances on which any statement is based.

About Crown LNG Holdings Limited

Crown LNG is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based liquefaction and floating storage regasification units, as well as associated green and blue hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

Contacts

Investors

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com